FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13-z-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of  January 2004

	Viceroy Explorations Ltd.
	Suite 900 - 570 Granville Street
	Vancouver, B.C.
	Canada V6B 3P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

	Form 20-F: [X]	Form 40-F: [	]

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes  [	 ]		No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:	Viceroy Explorations Ltd.
		/s/ Patrick G. Downey

Date:	January 8, 2004

Name:		Patrick G. Downey
		Title:	President and CEO


570 Granville Street, Suite 900
Vancouver, British Columbia
Canada, V6C 3P1
Tel  604 688-9780 / Fax  604 682-3941

VICEROY EXPLORATION LTD.

GUALCAMAYO PROJECT - UPDATE

Vancouver, British Columbia, January 8, 2004 (TSX Venture: VYE)
- Viceroy Exploration Ltd. (the "Company") is pleased to report additional new assay results from the systematic mapping and sampling program conducted on the Amelia Ines and Magdalena areas of the Gualcamayo project in San Juan Province, Argentina. Previous assay results from the property were reported in the news release of December 3, 2003. The new results are summarized on the accompanying table and confirm the continuity of the mineralized breccia systems for a further 1500 m along strike. The complete 2003 assay result locations are highlighted on Figures 1 and 2.

The Amelia Ines and Magdalena areas were originally explored by Anglo American in the 1980's as high grade skarn targets.
Surface and underground drilling by Anglo identified a near surface resource of approximately 230,000oz gold at a grade of 2.63g/t. Anglo reported several high-grade intercepts from these drill holes. When Viceroy Corporation entered into a joint venture agreement with Anglo in the 1990's their exploration program had limited focus in this area, as the target was the main Quebreda Del Diablo zone approximately 1km to the south of these skarn deposits. In 2000 Viceroy Corporation did complete two reverse circulation holes which Both intercepted mineralization in the marbles outside of the skarn mineralization. Geological mapping and sampling has now confirmed the extension of these mineralized breccias to the west for approximately .5km. This surface mineralization is outside of the existing resource base on the property and represents significant new drill targets.

Table 1 Continuous Chip Sample Results

Location		g/t Au	Sample Interval (m)

Magdalena		3.35		19.7
			1.57		21.5
			1.34 		37
			0.54 		84.5

Target 3D		2.41		45
			1.25 		31.7
			1.37 		33

Magdalena		1.09		12.2
(300m South)	0.84		10
			0.72		20


Geological mapping and sampling will continue into 2004 in preparation for a drilling program which is expected to commence by April 2004. Geophysics is also planned to assist in identifying targets prior to the drill program. The exploration results confirm that the mineralized system remains open. All samples were collected in accordance with industry standards and submitted to ALS Chemex in San Juan, Argentina for fire assay. The sampling and mapping program is under the supervision of Mr. Rick Diment P.Geo., a qualified person.

Viceroy Exploration Ltd. is a junior exploration company with an advanced stage Gualcayamo exploration project in Argentina containing over 1.5 million ounces of gold in resource, and four additional early stage exploration projects. Its main focus is the development of the Gualcayamo property. The Company is well funded with over Cdn$4.5 million in treasury. For more information on the company and our current exploration progress, visit our website at www.viceroyexploration.com and/or call us at (604) 669-4777, or email at info@viceroyexploration.com



For further information contact:

Patrick G. Downey, CEO and President
Tel:  604-669-4777


TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.